Filed by Vivint Smart Home, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vivint Smart Home, Inc.

Commission File No. 132-02830

Date: December 23, 2019

Mosaic Acquisition Corp. (the “Company”) and Vivint Smart Home, Inc. (“Vivint Smart Home”) prepared an investor presentation supplement for use in presentations to investors in connection with the previously announced merger pursuant to an Agreement and Plan of Merger (as amended by that Amendment No. 1, the “Merger Agreement”) by and among the Company, Maiden Merger Sub, Inc., a wholly owned subsidiary of the Company (“Merger Sub”), and Vivint Smart Home pursuant to which Merger Sub will merge with and into Vivint Smart Home, with Vivint Smart Home surviving as the surviving company, on the terms and subject to the conditions set forth in the Merger Agreement. A copy of the investor presentation is set forth below.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Mosaic and Vivint. Mosaic filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of Mosaic, a consent solicitation statement of Vivint and a prospectus of Mosaic, and each party will file or has filed other documents with the SEC regarding the proposed transaction. Beginning on December 3, 2019, a definitive proxy statement/consent solicitation statement/prospectus was sent to the stockholders of Mosaic and Vivint. As a result of amendments made to the proposed merger transaction on December 18, 2019, Mosaic filed post-effective amendments to the registration statement on Form S-4, which include an updated proxy statement/consent solicitation statement/prospectus. An updated definitive proxy statement/consent solicitation statement/prospectus will be sent to the stockholders of Mosaic and Vivint, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Mosaic and Vivint are urged to carefully read the entire registration statement and proxy statement/consent solicitation statement/prospectus, including any post-effective amendments or updates thereto, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they contain important information about the proposed transaction. The documents filed by Mosaic with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Mosaic may be obtained free of charge from Mosaic at www.mosaicac.com. Alternatively, these documents, when available, can be obtained free of charge from Mosaic upon written request to Mosaic Acquisition Corp., 375 Park Avenue, New York, New York 10152, Attn: Secretary, or by calling (212) 763-0153.

Mosaic, Vivint and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Mosaic, in favor of the approval of the merger. Information regarding Mosaic’s directors and executive officers is contained in Mosaic’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2019, June 30, 2019 and September 30, 2019, which are filed with the SEC. Information regarding Vivint’s directors and executive officers (who serve in equivalent roles at APX Group Holdings, Inc.) is contained in APX Group Holdings, Inc. Annual Report on Form 10-K/A for the year ended December 31, 2018 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2019, June 30, 2019 and September 30, 2019, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/consent solicitation statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements including, but not limited to, Mosaic’s and Vivint’s expectations or predictions of future conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Mosaic’s Registration Statement on Form S-4 under “Risk Factors” and Form 10-K for the year ended December 31, 2018 under “Risk Factors” in Part I, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Mosaic and Vivint believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Mosaic nor Vivint is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Mosaic has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Mosaic’s S-4 and reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; risks related to Mosaic’s or Vivint’s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; risks of the smart home and security industry, including risks of and publicity surrounding the sales, subscriber origination and retention process; the highly competitive nature of the smart home and security industry and product introductions and promotional activity by competitors; litigation, complaints, product liability claims and/or adverse publicity; cost increases or shortages in smart home and security technology products or components; the introduction of unsuccessful new smart home services; privacy and data protection laws, privacy or data breaches, or the loss of data; the impact of the Vivint Flex Pay plan to Vivint’s business, results of operations, financial condition, regulatory compliance and customer experience; and Vivint’s ability to successfully compete in retail sales channels.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Mosaic’s and Vivint’s control. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Mosaic and Vivint, or their representatives, considered or consider the projections to be a reliable prediction of future events.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Mosaic and is not intended to form the basis of an investment decision in Mosaic. All subsequent written and oral forward-looking statements concerning Mosaic and Vivint, the proposed transaction or other matters and attributable to Mosaic and Vivint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

CREATING THE SMART HOME EXPERIENCE INVESTOR PRESENTATION SUPPLEMENT DECEMBER 2019

Disclaimers The recipient of this presentation shall not use it for any purpose other than expressly authorized by Mosaic Acquisition Corp. (“Mosaic”) and Vivint Smart Home, Inc. (“Vivint”). Any reproduction or distribution of this presentation, in whole or in part, or the disclosure of its contents, without the prior consent of Mosaic and Vivint is prohibited. This presentation supplements and updates, and supersedes to the extent inconsistent, the investor presentation dated October 2019.   This presentation is being made in respect of the proposed merger transaction involving Mosaic and Vivint. Mosaic filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of Mosaic, a consent solicitation statement of Vivint and a prospectus of Mosaic, and each party will file or has filed other documents with the SEC regarding the proposed transaction. Beginning on December 3, 2019, a definitive proxy statement/consent solicitation statement/prospectus was sent to the stockholders of Mosaic and Vivint. As a result of amendments made to the proposed merger transaction on December 18, 2019, Mosaic filed post-effective amendments to the registration statement on Form S-4, which include an updated proxy statement/consent solicitation statement/prospectus. An updated definitive proxy statement/consent solicitation statement/prospectus will be sent to the stockholders of Mosaic and Vivint, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Mosaic and Vivint are urged to carefully read the entire registration statement and proxy statement/consent solicitation statement/ prospectus, including any post-effective amendments or updates thereto, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they contain important information about the proposed transaction. The documents filed by Mosaic with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Mosaic may be obtained free of charge from Mosaic at www.mosaicac.com. Alternatively, these documents, when available, can be obtained free of charge from Mosaic upon written request to Mosaic Acquisition Corp., 375 Park Avenue, New York, New York 10152, Attn: Secretary, or by calling (212) 763-0153.   Mosaic, Vivint and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Mosaic, in favor of the approval of the merger. Information regarding Mosaic’s directors and executive officers is contained in Mosaic’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2019, June 30, 2019 and September 30, 2019, which are filed with the SEC. Information regarding Vivint’s directors and executive officers (who serve in equivalent roles at APX Group Holdings, Inc.) is contained in APX Group Holdings, Inc. Annual Report on Form 10-K/A for the year ended December 31, 2018 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2019, June 30, 2019 and September 30, 2019, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/consent solicitation statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.   This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.   This presentation contains, and oral statements made from time to time by our representatives may contain, forward-looking statements including, but not limited to, Mosaic’s and Vivint’s expectations or predictions of future conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Mosaic’s Registration Statement on Form S-4 under “Risk Factors” and Form 10-K for the year ended December 31, 2018 under “Risk Factors” in Part I, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Mosaic and Vivint believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Mosaic nor Vivint is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Mosaic has filed or will file from time to time with the SEC.   In addition to factors previously disclosed in Mosaic’s S-4 and reports filed with the SEC and those identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; risks related to Mosaic’s or Vivint’s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; risks of the smart home and security industry, including risks of and publicity surrounding the sales, subscriber origination and retention process; the highly competitive nature of the smart home and security industry and product introductions and promotional activity by competitors; litigation, complaints, product liability claims and/or adverse publicity; cost increases or shortages in smart home and security technology products or components; the introduction of unsuccessful new smart home services; privacy and data protection laws, privacy or data breaches, or the loss of data; the impact of the Vivint Flex Pay plan to Vivint’s business, results of operations, financial condition, regulatory compliance and customer experience; and Vivint Smart Home’s ability to successfully compete in retail sales channels.   Any financial projections in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Mosaic’s and Vivint’s control. While all projections are necessarily speculative, Mosaic and Vivint believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this presentation should not be regarded as an indication that Mosaic and Vivint, or their representatives, considered or consider the projections to be a reliable prediction of future events.   Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.   This presentation is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Mosaic and is not intended to form the basis of an investment decision in Mosaic. All subsequent written and oral forward-looking statements concerning Mosaic and Vivint, the proposed transaction or other matters and attributable to Mosaic and Vivint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.   Vivint and related marks are registered trademarks or trademark applications of, or are otherwise owned or used by, Vivint, Inc., Vivint’s indirect wholly-owned subsidiary. Any trademarks, trade names or service marks of other companies appearing herein are, to the knowledge, the property of their respective owners. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the absence of such references does not indicate the registration status of the trademarks, service marks and trade names and is not intended to indicate, in any way, that Mosaic or Vivint will not assert, to the fullest extent under applicable law, the rights or the right of the applicable licensor to such trademarks, service marks and trade names.   Certain information contained herein has been derived from sources prepared by third parties. While such information is believed to be reliable for the purposes used herein, none of Mosaic, Vivint, their respective affiliates, nor their respective directors, officers, employees, members, partners, shareholders or agents makes any representation or warranty with respect to the accuracy of such information.   Statement Regarding Non-GAAP Financial Measures   This presentation includes Adjusted EBITDA and Covenant Adjusted EBITDA, which are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“GAAP”). See slides 6 and 7 of this presentation for definitions of these non-GAAP measures and reconciliations to the most comparable financial measures calculated in accordance with GAAP.

Transaction overview Transaction Structure Mosaic Acquisition Corp. (“Mosaic”) has entered into a definitive agreement to merge with Vivint Smart Home, Inc. (“Vivint”) Following the merger, Mosaic will be renamed Vivint Smart Home, Inc. Pro forma corporate structure is a NYSE-listed Delaware corporation Expect to close January 2020 Valuation Transaction valued at a pro forma enterprise value of approximately $4.2 billion1 (7.92x2 2020E Adjusted EBITDA of $530 million) Capital Structure / Pro Forma Leverage Transaction expected to be funded through a combination of Mosaic common stock, cash held in trust, proceeds from the IPO forward purchase agreements and an incremental $50 million from one of the forward purchasers3, assumption of Vivint debt, and $275 million ($125 million by Fortress initially, plus an incremental $50 million4, and $100 million by Blackstone) of PIPE proceeds Pro forma net leverage of 3.9x based on LTM 9/30/2019 Covenant Adjusted EBITDA4,5 Change to Shareholder Ownership In the transaction, existing Vivint shareholders, including investment funds affiliated with The Blackstone Group Inc. (“Blackstone”), Vivint management, and other existing investors are expected to roll entire existing equity stake for ~51%4,6 of the combined company at closing Equity holders of Mosaic are expected to own ~34%4,6 of the combined company at closing and will have board representation PIPE investors (Blackstone and Fortress) are expected to own ~15%4,6 of the combined company Current Vivint equity holders will be entitled to an earnout of 37.5 million shares split equally if share price targets of $12.50, $15.00 and $17.50 are achieved Founder shares and warrants will be subject to following vesting conditions and performance criteria: 50% of founder shares will vest immediately at closing 25% of remaining Founder shares will vest if share price target of $12.50 is achieved and remaining 25% of Founder shares will vest if share price target of $15.00 is achieved. Unvested Founder shares shall be subject to forfeiture if such conditions are not met by the fifth anniversary of closing 50% of Founder warrants will vest if share price target of $12.50 is achieved and remaining 50% of Founder warrants will vest if share price target of $15.00 is achieved. Unvested Founder warrants shall be subject to forfeiture if such conditions are not met by the fifth anniversary of closing Note: Does not include David Maura’s commitment to purchase $5mm of shares under his 10b5-1 trading plan or unvested founder shares. Assumes existing preferred equity is converted to common equity at a 1:1 conversion rate, and does not reflect any additional shares of common equity that may be issuable as a result of an adjustment to the conversion rate under the certificate of designations for the preferred equity. Reflects transaction valuation assuming $10.00 per common share Post-money; pre-money 12/18/19 multiple of 7.75x 2020E Adjusted EBITDA of $530 million In connection with the $50 million incremental investment, 25% of Mosaic Sponsor LLC’s founder shares and warrants will be forfeited to Mosaic and Mosaic will issue to the additional forward purchaser an equal number of founder shares and warrants Assumes incremental $50 million Fortress investment occurs via direct investment and there are no redemptions. Alternatively, Fortress has the option to make open market purchases or backstop redemptions in the trust to satisfy $50 million commitment Debt does not include any liabilities associated with the Vivint Flex Pay financing programs. See reconciliation to the most comparable financial measure calculated in accordance with GAAP Excludes the impact of management equity incentives

Pro Forma Ownership4,6 Implied Pro Forma Firm Value Estimated Sources and Uses ($M)1 Transaction overview (cont’d) Source: Mosaic estimates, company filings; Notes: $ and shares in millions. For illustrative purposes, pro forma capital structure reflects pay down of 8.750% Senior Notes (due 2020) and additional debt. The parties may elect to use proceeds to repay other indebtedness or for general corporate purposes. Does not include David Maura’s commitment to purchase $5mm of shares under his 10b5-1 trading plan or unvested founder shares. Assumes existing preferred equity is converted to common equity at a 1:1 conversion rate, and does not reflect any additional shares of common equity that may be issuable as a result of an adjustment to the conversion rate under the certificate of designations for the preferred equity. All information in the table is as of September 30, 2019 and does not reflect cash provided or used, changes in outstanding debt or other activity since September 30, 2019 Based on the fair value of marketable securities held in the Trust Account as of September 30, 2019 Includes an incremental 5 million shares to be purchased by the additional forward purchaser at $10.00 share price Assumes incremental $50 million Fortress investment occurs via direct investment and there are no redemptions. Alternatively, Fortress has the option to make open market purchases or backstop redemptions in the trust to satisfy $50 million commitment Debt does not include any liabilities associated with the Vivint Flex Pay financing programs Assumes no redemptions by public shareholders in connection with the transaction and excludes impact of 11.5 million IPO warrants. Mosaic ownership assumes 34.5 million common shares held by Mosaic IPO investors, 20.8 million common shares held by FPA investors, and 50% of the 10.4 million common shares issued to Mosaic sponsor upon conversion of Class F shares. PIPE ownership assumes the issuance of 27.5 million common shares at $10.00 per share. Excludes the impact of management equity incentives Includes deferred underwriting fees (3.5%), legal, advisory, and other fees Post-money; pre-money 12/18/19 multiple of 7.75x 2020E Adjusted EBITDA of $530 million See reconciliation to the most comparable financial measure calculated in accordance with GAAP Previously: Mosaic Cash: $353 Fortress PIPE: $125 Forward Anchor PIPE: $0 Vivint Equity Rollover: $2,316 Vivint Rollover Net Debt: $2,494 Previously: Total Debt Paydown: $690 Vivint Equity Rollover: $2,316 Vivint Rollover Net Debt: $2,494 Estimated Fees & Expenses: $38 Topics to Discuss Where to show new FP investor proceeds in sources and pie chart? Should we footnote incremental Fortress proceeds?

Illustrative Pro Forma Capitalization1 Summary Illustrative pro forma capital structure Assumes net proceeds of $790 million used to retire $454 million of the 8.750% Senior Notes (due 2020) and repay $134 million of revolver borrowings and $202 million of additional debt. The parties may elect to use proceeds to repay other indebtedness or for general corporate purposes Pro Forma net leverage reduced significantly from 5.2x to 3.9x based on LTM 9/30/2019 Covenant Adjusted EBITDA of $613 million Reduced debt service burden will allow Vivint to allocate cash flow towards additional high return growth initiatives Provides flexibility for management to continue to innovate and invest in the success of the business Positions Vivint favorably in capital markets to explore future financing options and capital structure alternatives Introduction of Flex Pay has generated momentum and significantly improved a number of KPIs Mosaic transaction significantly reduces debt service requirements and increases cash flow Immediately allows Vivint to accelerate growth in a capital-efficient manner Net Leverage Based on Covenant Adjusted EBITDA4,5 Note: Does not include David Maura’s commitment to purchase $5mm of shares under his 10b5-1 trading plan or unvested founder shares. Assumes existing preferred equity is converted to common equity at a 1:1 conversion rate, and does not reflect any additional shares of common equity that may be issuable as a result of an adjustment to the conversion rate under the certificate of designations for the preferred equity. All information in the table is as of September 30, 2019 and does not reflect cash provided or used, changes in outstanding debt or other activity since September 30, 2019 EBITDA multiples reflect 2020E Adjusted EBITDA of $530 million for Enterprise Value and Common Equity and reflect LTM 9/30/2019 Covenant Adjusted EBITDA (as per credit agreements) of $613 million for Senior Secured Debt, Net Senior Secured Debt, Total Debt, and Net Debt Includes 8.875% Senior Secured Notes due 2022 ($270 million), 7.875% Senior Secured Notes due 2022 ($900 million), and 8.500% Senior Secured Notes due 2024 ($225 million) Reflects Net Leverage on LTM 9/30/2019 Covenant Adjusted EBITDA of $613 million for 9/30/2019 / PF 9/30/2019 Debt includes paydown of additional $202 million in debt; does not include any liabilities associated with the Vivint Flex Pay financing programs Post-money; pre-money 12/18/19 multiple of 7.75x 2020E Adjusted EBITDA of $530 million See reconciliation to the most comparable financial measure calculated in accordance with GAAP 6 6

Definition of non-GAAP financial measures This presentation includes Adjusted EBITDA and Covenant Adjusted EBITDA, which are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“GAAP”). “Adjusted EBITDA” is defined as net income (loss) before interest, taxes, depreciation, amortization, non-cash compensation, MDR fees, and certain other non-recurring expenses or gains. Management believes that the presentation of Adjusted EBITDA is appropriate to provide additional information to investors because it is frequently used by securities analysts, investors, and other interested parties in their evaluation of the operating performance of companies in industries similar to Vivint’s. “Covenant Adjusted EBITDA” is defined as net income (loss) before interest expense (net of interest income), income and franchise taxes and depreciation and amortization (including amortization of capitalized subscriber acquisition costs), further adjusted to exclude the effects of certain contract sales to third parties, non-capitalized subscriber acquisition costs, stock based compensation and certain unusual, non-cash, nonrecurring and other items permitted in certain covenant calculations under the agreements governing Vivint's notes, the credit agreement governing the term loan and the credit agreement governing the revolving credit facility. Management believes that the presentation of Covenant Adjusted EBITDA is appropriate to provide additional information to investors about the calculation of, and compliance with, certain financial covenants contained in the agreements governing Vivint’s notes, the credit agreements governing the revolving credit facility and the term loan. Management cautions investors that amounts presented in accordance with Vivint's definition of Adjusted EBITDA and Covenant Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers and analysts calculate Adjusted EBITDA and Covenant Adjusted EBITDA in the same manner. Adjusted EBITDA and Covenant Adjusted EBITDA are not measurements of Vivint’s financial performance under GAAP and should not be considered as alternatives to net income (loss) or any other performance measures derived in accordance with GAAP or as alternatives to cash flows from operating activities as a measure of Vivint’s liquidity. See following slide for reconciliations of Adjusted EBITDA and Covenant Adjusted EBITDA to net loss for Vivint, which management believes is the most closely comparable financial measure calculated in accordance with GAAP. Adjusted EBITDA and Covenant Adjusted EBITDA should be considered in addition to and not as a substitute for, or superior to, financial measures presented in accordance with GAAP.

Adjusted EBITDA and Covenant Adjusted EBITDA reconciliation

	Year Ended December 31,			
($M)	2016A	2017A	2018A	LTM 9/30/2019
Net loss	($276.0)	($410.2)	($472.6)	($427.1)
Interest expense, net	197.5	225.6	244.8	258.6
Income tax expense (benefit)	0.1	1.1	(1.6)	(0.7)
Depreciation	16.8	21.3	25.0	25.5
Amortization	271.8	307.9	489.0	510.1
Non-cash compensation	4.0	1.4	2.2	3.8
MDR fee[1]	–	1.7	6.7	10.7
Other expense (gain), net	6.8	28.0	(17.7)[2]	0.2
Adjusted EBITDA	**$221.0**	**$176.8**	**$275.8**	**$381.1**
Non-capitalized contract costs[3]	175.9	255.5	276.4	273.1
Other covenant adjustments[4]	47.2	58.2	62.7	42.6
Adjustment for a change in accounting principle (Topic 606)[5]	–	–	(77.2)	(84.1)
Covenant Adjusted EBITDA	**$444.1**	**$490.5**	**$537.7**	**$612.7**

Note: Excludes Wireless; as previously disclosed, Vivint completed the spin-out of the Vivint Wireless business to its existing shareholders on July 31, 2019

1. Cost related to financing fees paid under the Vivint Flex Pay program
2. Includes adjustment to eliminate $50.4 million gain on sale of spectrum and intangible assets during the three months ended March 31, 2018
3. Reflects subscriber acquisition costs that are expensed as incurred because they are not directly related to the acquisition of specific subscribers. Certain other industry participants purchase subscribers through subscriber contract purchases, and as a result, may capitalize the full cost to purchase these subscriber contracts, as compared to Vivint's organic generation of new subscribers, which requires Vivint to expense a portion of its subscriber acquisition costs under GAAP
4. Other covenant adjustments includes certain items such as product development costs, subcontracted monitoring fee savings, certain legal and professional fees, expenses associated with retention bonuses, relocation and severance payments, and certain other adjustments
5. Adjustments to eliminate the impact of Vivint's adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers

vivint.SmartHome
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